

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 17, 2007

Via U.S. Mail and Facsimile to (949) 366-8368

Francis J. O'Brien
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

      Re: **ICU Medical, Inc.**
              Form 10-K for the Fiscal-Year ended December 31, 2006
              Filed March 1, 2007
              File No. 000-19974

Dear Mr. O'Brien:

      We have reviewed your response dated November 26, 2007 and additional filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Balance Sheets, page 41

1.   Please refer to prior comment 3. We note your response but do not believe that using the term 'highly liquid investments' would provide further clarification. It appears that your accounting policy for this account is labeled 'investment securities.' To prevent confusion regarding whether the amounts presented as 'liquid investments' are cash equivalents, please revise future filings so that the description of the account is consistent with your terminology in the accounting policies and with Item 5-02.2 of Regulation S-X.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant